Exhibit (a)(1)(s)
Press release
March 27, 2008
PT Media Nusantara Citra Announces Preliminary Results of the Cash Partial Tender Offer for Linktone at $3.80 per American Depositary Share and $0.38 per Ordinary Share
JAKARTA, INDONESIA— March 27, 2008 — PT Media Nusantara Citra Tbk (“MNC”) (JSX: MNCN) and its indirect wholly-owned subsidiary, MNC International Ltd., today announced the preliminary results of the cash tender offer for up to 6,000,000 American Depositary Shares (“ADSs,” each ADS represents 10 ordinary shares) and ordinary shares (treating each ordinary share as 1/10th of an ADS) of Linktone Ltd. (“Linktone”) (NASDAQ: LTON) at a price of $3.80 per ADS and $0.38 per ordinary share in cash, subject to any withholding taxes required by law.
The tender offer expired at 12:00 midnight, New York City time, on Wednesday, March 26, 2008.
The depositary for the tender offer has advised MNC that, as of the expiration of the tender offer, approximately 15,484,603 ADSs and 11,780 ordinary shares (including 810,643 ADSs that were tendered pursuant to guaranteed delivery procedures) were validly tendered and not withdrawn in the tender offer.
MNC expects MNC International Ltd. to purchase 6,000,000 ADSs of Linktone in the tender offer (treating each ordinary share as 1/10th of an ADS for such calculation). Because the number of ADSs and ordinary shares tendered exceeded the number of ADSs that MNC International Ltd. offered to purchase (treating each ordinary share as 1/10th of an ADS for such calculation), the resulting estimated proration factor is approximately 38.7% of the ADS and ordinary shares tendered.
Both the number of ADSs and ordinary shares tendered and not withdrawn and the proration factor are preliminary and are subject to verification. The actual number of ADSs and ordinary shares validly tendered and not withdrawn and the final proration factor will be announced promptly following completion of the verification process, which is expected to be completed by April 3, 2008. Promptly after such announcement, the depositary will issue payment (based on the final proration factor and adjustments to avoid purchases of fractional ADSs or ordinary shares) for the ADSs and ordinary shares validly tendered and accepted for payment in the tender offer and will return to tendering holders all ADSs and ordinary shares tendered, but not accepted for payment in the tender offer.
Pursuant to the acquisition agreement between MNC and Linktone, following the acceptance for payment of the ADSs and ordinary shares in the tender offer, MNC intends to subscribe for 180,000,000 newly issued ordinary shares of Linktone at a purchase price equivalent to the price paid for ADSs and ordinary shares accepted for purchase in the tender offer ($0.38 per ordinary share). MNC intends to complete the subscription for these ordinary shares on April 3, 2008, as soon as practicable following payment for ADSs and ordinary shares validly tendered and accepted for payment in the tender offer. After giving effect to the subscription and the acquisition of ADSs and ordinary shares in the tender offer, MNC will hold approximately 57.1% of Linktone’s total outstanding ordinary shares, calculated on a fully-diluted basis. As the indirect holder of approximately 57.1% of Linktone’s ordinary shares, MNC will be able to control Linktone.
About PT Media Nusantara Citra Tbk.
MNC is the largest and only integrated media company in Indonesia with operations encompassing content production, content distribution, nationwide free-to-air television networks, 24-hour program TV channels, newspaper, tabloid, radio networks and online media. MNC has the largest content library in Indonesia, comprising 68,000 hours of entertainment and news content, which is increasing by more than 10,000 hours yearly. These contents are being accumulated from in-house production, outsourcing and the operations of our multi-media platforms.
About Linktone.
Linktone Ltd. is one of the leading providers of wireless interactive entertainment services to consumers and advertising services to enterprises in China. Linktone provides a diverse portfolio of services to wireless consumers and corporate customers, with a particular focus on media, entertainment and communications. These services are promoted through Linktone’s and its partners’ cross-media platform which merges traditional and new media marketing channels, and through the networks of the mobile operators in China. Through in-house development and alliances with international and local branded content partners, Linktone develops, aggregates, and distributes innovative and engaging products to maximize the breadth, quality and diversity of its offerings.
Forward-looking statements.
Any statements made regarding the proposed transaction between MNC and Linktone, the expected timetable for completing the transaction, benefits of the transaction and any other statements contained in this news release that are not purely historical fact are forward-looking statements, which involve a number of risks and uncertainties. These statements are based on MNC’s and Linktone’s current expectations and beliefs. Actual results could differ materially from the results implied by these statements. Factors that may cause or contribute to such differences include: the risk that the conditions to the subscription set forth in the acquisition agreement will not be satisfied, changes in both companies’ businesses during the period between now and the closing; timely development, competitive products and pricing, as well as fluctuations in demand; cost and availability of raw materials; the ability to retain key management and technical personnel of Linktone; and adverse reactions to the proposed transaction by customers, suppliers and strategic partners.
This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer was made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, as amended and restated, the related Letters of Transmittal and other tender offer materials) filed by MNC and MNC International Ltd. with the SEC on February 6, 2008 and amended on February 28, 2008 and March 5, 2008. In addition, on February 6, 2008, Linktone filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC related to the tender offer and filed an amended Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC on February 28, 2008. The Tender Offer Statement (and related materials) and the Solicitation/Recommendation Statement, as amended, contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials may be obtained at no charge upon request to D.F. King & Co., Inc., the information agent for the tender offer, at 48 Wall Street, 22nd Floor, New York, NY 10005, or by calling toll free at (800) 829-6551. In addition, all of those materials (and all other offer documents filed with the SEC) are available at no charge on the SEC’s website at www.sec.gov.
Contact:
For more information on MNC, please contact:

PT Media Nusantara Citra Tbk	Investor contact:	Media contact:
Menara Kebon Sirih, 28th floor	David Fernando Audy	Gilang Iskandar
Jl. Kebon Sirih Kav 17-19	Head of Investor Relations	Corporate Secretary
Jakarta 10340	david.audy@mncgroup.com	gilang.iskandar@mncgroup.com
Phone: 62-21 3909211; 3900310
Fax : 62-21 3909174
For more information on Linktone, please visit www.linktone.com, or contact Edward Liu at Edward.Liu@linktone.com.